EXHIBIT 99.1

June 12, 2023 | VANCOUVER, BC

Sandstorm Gold Royalties to Remain in NYSE Arca Gold Miners Index

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE:SAND, TSX:SSL) is pleased to report that further to the Company’s press release earlier today, the ICE Data Indices, LLC has issued a rebalancing update for the NYSE Arca Gold Miners Index (the “GDM” or the “Index”) effective for the rebalancing period ending June 20, 2023. According to the update, due to a reassessment of the Company’s revenue exposures, Sandstorm will not be deleted from the Index.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	MARK KLAUSEN
PRESIDENT & CEO	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.